UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)
(X)ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
( )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From _________ to__________

Commission File Number: 001-34981

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
December 31, 2018 and 2017 and for the
Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1995.

Atlanta, Georgia
July 10, 2019

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value	$84,215,789	$77,295,613
Notes receivable from participants	791,957	702,898
Contributions receivable:
Participant	321,566	334,034
Employer	108,067	106,646
Receivable for unsettled trade transactions	1,418,508	248,224
Other receivables	13,342	9,231
Total assets	86,869,229	78,696,646

Liabilities
Payable for unsettled trade transactions	1,736,726	447,459
Other liabilities	33,140	51,837
Total liabilities	1,769,866	499,296
Net assets available for benefits	$85,099,363	$78,197,350
See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,538,874
Net depreciation in fair value of investments	(1,484,012)
Total investment income	54,862
Contributions:
Participant	8,318,580
Employer	2,633,011
Participant rollover	1,047,203
Total contributions	11,998,794
Total additions	12,053,656
Deductions from net assets attributable to:
Distributions to participants	4,879,810
Administrative and other expenses	271,833
Total deductions	5,151,643
Net increase in net assets available for benefits	6,902,013
Net assets available for benefits:
Beginning of year	78,197,350
End of year	$85,099,363
See accompanying notes to financial statements.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation and its wholly-owned subsidiary Fidelity Bank, collectively referred to as the “Company”. The Plan's 401(k) Committee controls and manages the operation and administration of the Plan. Fidelity Bank serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
All employees of the Company who have attained age 21 are eligible to participate in the Plan. All eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 6% of compensation per payroll period which increases by 1% of compensation each January 1, to a maximum of 10%. At any time, participants may elect to change the deferral percentage or not to participate in the Plan.
Contributions
Contributions to the Plan are made by both the participants and the Company. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service (“IRS”) before-tax limitation.
The Company makes a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan each pay period, subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock at time of contribution. Matching contributions held in Fidelity Southern Corporation common stock may be immediately exchanged by participants for other investment options offered by the Plan. In addition, the Company may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Company’s discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all eligible participants in the Plan. The Company did not make or authorize a discretionary contribution to the Plan in 2018.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, each participant’s interest in the Company’s matching contributions, and any discretionary contributions made by the Company.
Vesting
Participants are immediately 100% vested in their contributions, plus actual investment earnings/losses thereon. Participants are vested in the Company’s regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) beginning after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative costs and reduce the Company's future contributions to the Plan. The total available forfeitures were $62,282 and $60,411 at December 31, 2018 and 2017, respectively.
For the year ended December 31, 2018, Plan administrative costs and employer contributions were reduced by $405,731 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments, or a combination of a lump sum and installments.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years, or up to 20 years for the purchase of the participant's primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions. Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in Note 4. Purchases and sales of securities are accounted for on the trade date. Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investment transactions, as well as assets held during the Plan year.
The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in the BMO Employee Benefit Stable Principal stable value fund. This fund is primarily invested in traditional and synthetic guaranteed investment contracts. The fair value of this investment is estimated using the net asset value (“NAV”) per unit as a practical expedient provided by fund managers.
The Plan invests in shares of common stock of the Company through its Common Stock Fund (“the Fund”). The Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the Fund. The Company has implemented a dividend pass-through election for its participants. Each participant is entitled to exercise voting rights attributable to shares of the Company allocated to their account and notified by the Company prior to the time that such rights may be exercised. As of December 31, 2018 and 2017, the Fund consists of all holdings in Fidelity Southern Corporation common stock and the BMO Prime Money Market Fund.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements for public entities. This amendment also removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for Level 3 fair valued measurements. Furthermore, for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. The amendment also clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurements as of the reporting date. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. This amendment is effective for annual periods beginning after December 31, 2018 for public business entities. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

NOTE 3 – INCOME TAX STATUS
The underlying volume submitter plan has received an advisory letter from the IRS dated September 24, 2015 stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 4 – FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Plan reports the fair value of its financial assets and liabilities based on three levels of the fair value hierarchy as described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly;

•	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Fair value enables an entity to mitigate the non-economic earnings volatility caused from financial assets and financial liabilities being carried at different bases of accounting, as well as to more accurately portray the active and dynamic management of the entity’s balance sheet.
The following is a description of the valuation methods used for assets measured at fair value:

•
Mutual Funds: The fair value measurements for these securities are based on observable market quotations for identical assets (Level 1 inputs), and are priced on a daily basis at the close of business.

•
Fidelity Southern Corporation common stock: The fair value of this security is based on observable market quotations for identical assets (Level 1 inputs), and is valued at the closing price reported on the active market on which the individual security is traded.

•
BMO Employee Benefit Stable Principal Fund: This common/collective trust fund represents interests in pooled investment vehicles designed primarily for collective investment of employee benefit trusts. The fair value of the investments in this category is estimated using the NAV per unit as a practical expedient provided by the fund managers. Participant redemptions can be made from the fund on a daily basis, with settlement one business day after the trade is submitted. Plan sponsor initiated withdrawals from the fund may be subject to a redemption notice period of up to twelve months.

•
BMO Prime Money Market Fund: The fair value of the money market funds is valued using the NAV provided by the administrator. The net asset value is the underlying assets of the plan, minus its liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the BMO Prime Money Market Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized in the tables below. There were no transfers between Level 1, 2, and 3 during the years ended December 31, 2018 and 2017.

	Fair Value Measurements at December 31, 2018 Using
Description of Investment	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$56,660,364	$56,660,364	$—	$—
Fidelity Southern Corporation common stock	21,213,664	21,213,664	—	—
Total investments in the fair value hierarchy	$77,874,028	$77,874,028	$—	$—
Employee Benefit Stable Principal Fund, measured at NAV(1)	5,696,664
Prime Money Market Fund, measured at NAV(1)	645,097
Total investments, at fair value	$84,215,789
(1)Certain investments that are measured at fair value using the NAV practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Fair Value Measurements at December 31, 2017 Using
Description of Investment	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$53,535,643	$53,535,643	$—	$—
Fidelity Southern Corporation common stock	18,296,696	18,296,696	—	—
Total investments in the fair value hierarchy	$71,832,339	$71,832,339
Employee Benefit Stable Principal Fund, measured at NAV(1)	5,095,159
Prime Money Market Fund, measured at NAV(1)	368,115
Total investments, at fair value	$77,295,613
(1)Certain investments that are measured at fair value using the NAV practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
NOTE 5 – TRANSACTIONS WITH PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of money market mutual funds managed by BMO Institutional Trust Services, the Plan custodian and the stable value fund issued by BMO Investment Management Corporation. BMO Institutional Trust Services was the custodian and One America Retirement Services was the record keeper of the Plan at December 31, 2018 and 2017.
As of December 31, 2018 and 2017, Fidelity Bank served as the trustee. The Plan expensed $12,000 for trustee services rendered by Fidelity Bank for the year ended December 31, 2018.
Administrative and other expenses paid to BMO Harris Bank, NA by the Plan for administrative services were $209,833 for the year ended December 31, 2018. These transactions qualify as party-in-interest transactions.
Transactions in notes receivable from participants, also qualify as party-in-interest transactions. At December 31, 2018 and 2017, respectively, the Plan held 815,283 and 839,298 shares of Fidelity Southern Corporation common stock in the Fidelity Southern Corporation Common Stock Fund. The fair value of the Fidelity Southern Corporation common stock at December 31, 2018 and 2017 was $21,213,664 and $18,296,696, respectively, or approximately 24% and 33%, respectively, of the Plan's total investments. During 2018, the Plan recorded $393,788 in cash dividends on Fidelity Southern Corporation common stock.

NOTE 6 - SUBSEQUENT EVENT
On December 17, 2018, Fidelity Southern Corporation, a Georgia corporation (“Fidelity”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ameris Bancorp, a Georgia corporation (“Ameris”), pursuant to which, upon the terms and subject to the conditions set forth therein, Fidelity merged with and into Ameris (the “Merger”), with Ameris surviving the Merger. The Merger was completed on July 1, 2019. Following the completion of the Merger on July 1, 2019, Fidelity filed Post-Effective Amendment No. 1 to Registration Statements on Form S-8 (Nos. 333-57421 and 333-174957), pertaining to the removal from registration any registered but unsold or otherwise unissued shares of Fidelity’s common stock issuable under the Plan. Under the terms of the Merger Agreement, Fidelity stockholders in the Plan received 0.8 shares of Ameris common stock for each share of Fidelity common stock held as of immediately prior to the effective time of the Merger.

The Plan was not terminated in connection with the Merger. Although it has not expressed any intent to do so, Ameris has the right to terminate the plan as described in Note 1.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
EIN: 58-1174938
Plan Number 001
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares/Units	Current Value
American Funds	Europacific Growth Fund Class R5	49,751	$2,236,288
American Funds	New World Fund Class R6	8,354	478,520
* BMO Investment Management	Prime Money Market Fund	645,097	645,097
* BMO Investment Management	BMO Employee Benefit Stable Principal Fund	5,696,664	5,696,664
Brown Capital Management LLC	Small Company Fund Class I	25,277	2,144,226
Columbia Funds	Mid Cap Index Fund Class Z	93,674	1,252,415
Columbia Funds	Disciplined Core Fund Large Cap	64,280	716,074
Dimensional Fund Advisors LP	Inflation-Protected Securities Portfolio	73,249	830,638
Fidelity Investments	500 Index Fund	73,836	6,431,111
Fidelity Investments	Small Cap Value Fund Class I	112,603	1,479,607
* Fidelity Southern Corporation	Common stock	815,283	21,213,664
John Hancock Funds III	Disciplined Value Mid Cap - IS	116,173	2,036,512
PIMCO	Total Return Fund	159,269	1,581,543
Pioneer	Fundamental Growth Fund Class Y	179,060	3,819,359
Putnam	Equity Income Fund Class R6	42,482	899,349
T. Rowe Price	International Value Equity Fund	29,875	360,592
Vanguard	Small-Cap Index Fund; Admiral Shares	17,982	1,137,000
Vanguard	Target Retirement Income Fund	62,157	792,497
Vanguard	Target Retirement 2015 Fund	79,959	1,108,235
Vanguard	Target Retirement 2020 Fund	125,679	3,598,201
Vanguard	Target Retirement 2025 Fund	265,006	4,507,750
Vanguard	Target Retirement 2030 Fund	99,242	3,058,627
Vanguard	Target Retirement 2035 Fund	130,988	2,465,192
Vanguard	Target Retirement 2040 Fund	80,513	2,601,365
Vanguard	Target Retirement 2045 Fund	84,543	1,708,612
Vanguard	Target Retirement 2050 Fund	68,583	2,230,321
Vanguard	Total International Stock Index Fund	15,515	1,574,112
Vanguard	Wellington Fund; Admiral Shares	68,970	4,420,979
Virtus Duff & Phelps RE Securities	Real Estate Securities Fund Class I	28,315	591,497
Wells Fargo	Discovery Fund; Institutional Shares	93,147	2,599,742
Total investments			84,215,789
* Participant loans	Interest rate ranging from 4.25% to 6.25% due no later than 2038		791,957
			$85,007,746

*	The above-identified parties represent parties-in-interest to the Plan.
Note:	Cost information has not been included because all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN

Dated:	July 10, 2019	By:	/s/ STEPHANIE HUCKABY
Stephanie Huckaby
Plan Administrator
Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan